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                                                 SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, DC 20549

                                                              FORM 144
                                                NOTICE OF PROPOSED SALE OF SECURITIES
                                        PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION: Transmit for filing three copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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1(a) NAME OF ISSUER (Please type or print)                   (b) IRS IDENT. NO.                                  (c) SEC. FILE NO.



Chart Industries, Inc.                                       34-1712937                                         1-11442



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1(d) ADDRESS OF ISSUER               STREET                CITY            STATE            ZIP CODE          (e) TELEPHONE NO.
                       5885 Landerbrook Dr., Suite 205  Cleveland           OH                44124             (440) 753-1490


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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE  (b) IRS IDENT. NO.  (c) RELATIONSHIP TO ISSUER  (d) ADDRESS STREET  CITY STATE ZIP CODE
     SECURITIES ARE TO BE SOLD
     Van Kampen Senior Loan Fund               36-6911789                  None                1221 Avenue of the Americas,
                                                                                                      New York, NY 10020
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
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    3(a)              (b)               SEC USE ONLY      (c)            (d)              (e)           (f)                 (g)

                 Name and Address
                 of Each Broker
                 through  Whom the
                 Securities Are To                     Number                         Number
   Title of the  Be Offered or Each                   of Shares or     Aggregate     of Shares or    Approximate      Name of Each
     Class of    Market Maker Who        Broker-      Other Units to    Market       Other Units     Date of Sale      Securities
    Securities   Is Acquiring            Dealer       Be Sold (See     Value (See  Outstanding (See  See Instr. 3(f)) Exchange (See
    To Be Sold   The Securities          File Number   Instr. 3(c))    Instr. 3(d))  Instr. 3(e))    (MO. DAY YR.)    Instr. 3(g))
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Common Stock     Jefferies & Company                      40,000    $2,396,000.00        5,359,013      05/04/2005          NYSE
                 11100 Santa Monica Blvd
                 Los Angeles, CA  90025

                 Knight Equity Markets, L.P.
                 525 Washington Blvd
                 Jersey City, NJ  07310

                 UBS
                 677 Washington Blvd
                 Stamford, CT  06901
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INSTRUCTIONS:



1. (a)  Name of issuer.
   (b)   Issuer's I.R.S. Identification Number.
   (c)   Issuer's S.E.C. file number, if any.
   (d)   Issuer's address, including zip code.
   (e)   Issuer's telephone number, including area code.


2. (a)   Name of person for whose account the securities are to be sold.
   (b)   Such person's I.R.S. identification number, if such person is an entity.
   (c)   Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
   (d)   Such person's address, including zip code

3. (a)  Title of the class of securities to be sold.
   (b)  Name and address of each broker through whom the securities are intended to be sold.
   (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
   (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
   (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f)  Approximate date on which the securities are to be sold.
   (g)  Name of each securities exchange, if any, on which the securities are intended to be sold.
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                                                  TABLE I -- SECURITIES TO BE SOLD
                   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:


                                                       Name of Person from
                                                          Whom Acquired
Title of       Date               Nature of          (If Gift, Also Give Date     Amount of         Date of
The Class      Acquired    Acquisition Transaction        Donor Acquired)     Securities Acquired   Payment     Nature of Payment
-----------   ----------   ------------------------  ----------------------   --------------------  ----------  -----------------
Common Stock  09/25/2003     share conversion        Chart Industries, Inc.        345,454          09/25/2003   share conversion

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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                                      TABLE II -- SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.


Name and Address of Seller         Title of Securities Sold      Date of Sale      Amount of Securities Sold    Gross Proceeds
---------------------------       -------------------------      -------------     -------------------------   ---------------
Van Kampen Senior Loan Fund        Common Stock                  01/05/2005          500                        $25,050.00
Van Kampen Senior Loan Fund        Common Stock                  01/07/2005          1,500                      $75,006.00
Van Kampen Senior Loan Fund        Common Stock                  01/07/2005          2,000                      $100,000.00
Van Kampen Senior Loan Fund        Common Stock                  01/11/2005          400                        $20,000.00
Van Kampen Senior Loan Fund        Common Stock                  01/12/2005          700                        $35,000.00
Van Kampen Senior Loan Fund        Common Stock                  01/14/2005          500                        $25,000.00
Van Kampen Senior Loan Fund        Common Stock                  02/21/2005          700                        $34,825.00
Van Kampen Senior Loan Fund        Common Stock                  01/24/2005          700                        $34,300.00
Van Kampen Senior Loan Fund        Common Stock                  01/27/2005          5,000                      $242,500.00
Van Kampen Senior Loan Fund        Common Stock                  02/01/2005          4,600                      $223,100.00
Van Kampen Senior Loan Fund        Common Stock                  02/03/2005          400                        $19,200.00

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


               May 3, 2005
             ----------------
             (date of notice)

ATTENTION:


The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


            /s/ Alice J. Gerstel
            --------------------
                (signature)



The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001.)

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